  THIS DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------

                                 Schedule 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         SKY GAMES INTERNATIONAL LTD.
                               (Name of Issuer)

                       COMMON STOCK, PAR VALUE U.S.$.01
                        (Title of Class of Securities)

                                   G81772108
                                (CUSIP Number)

                    Harrah's Interactive Investment Company
                               1023 Cherry Road
                           Memphis, Tennessee 38117
                             Attn: John M. Boushy
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 17, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 16 Pages)

CUSIP NO. G81772108                  13D                                Page 2

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:

      Harrah's Interactive Investment Company

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                       (a) [_]

                                                                       (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   Source of Funds:  WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e):
                                                                           [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:  NEVADA

                             -------------------------------------------------
     Number of
                               7. Sole Voting Power:  6,886,915
     Shares
                             -------------------------------------------------
     Beneficially
                               8. Shared Voting Power:  0
     Owned By
                             -------------------------------------------------
     Each
                               9. Sole Dispositive Power:  6,886,915
     Reporting
                             -------------------------------------------------
     Person
                              10. Shared Dispositive Power:  0
     With
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,886,915

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):  32.23%

------------------------------------------------------------------------------
 14.  Type of Reporting Person:  CO

------------------------------------------------------------------------------

CUSIP NO. G81772108                   13D                               PAGE 3

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Harrah's Operating Company, Inc.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: WC


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware
                   -----------------------------------------------------------
                    7.    Sole Voting Power: 0
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY     8.    Shared Voting Power: 6,886,915(1)
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING       9.    Sole Dispositive Power: 0
      PERSON
       WITH        -----------------------------------------------------------
                   10.    Shared Dispositive Power: 6,886,915(1)

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 6,886,915(1)


------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 32.23%

                                                                    [_]
------------------------------------------------------------------------------
14.   Type of Reporting Person: CO

------------------------------------------------------------------------------

/1/ Solely in its capacity as the sole stockholder of Harrah's Interactive Investment Company, a Nevada Corporation.

  CUSIP NO. G81772108                 13D                               Page 4

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Harrah's Entertainment, Inc.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:  WC


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware
                  ------------------------------------------------------------


     NUMBER OF       7.   Sole Voting Power: 0

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8.   Shared Voting Power: 6,886,915(1)

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9.   Sole Dispositive Power: 0
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH         10.   Shared Dispositive Power: 6,886,915(1)

------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned By Each Reporting Person: 6,886,915(1)


------------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    [_]
------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11): 32.23%

------------------------------------------------------------------------------

14.   Type of Reporting Person: CO

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole stockholder of Harrah's Operating Company, a Nevada Corporation.

CUSIP NO. G81772108                        13D                            Page 5


Item 1.   Securities and Issuer.
          ---------------------

          This Statement relates to the Common Stock, par value U.S.$.01 per share (the "Shares"), of Interactive Entertainment Limited, a Bermuda exempted company (the "Company"). The principal executive offices of the Company are located at 845 Crossover Lane, Suite D-215, Memphis, Tennessee 38117.


Item 2.   Identity and Background.
          -----------------------

     (a) The undersigned, Harrah's Interactive Investment Company, a Nevada corporation("HIIC"), and Harrah's Operating Company, Inc.("HOC"), a wholly-owned subsidiary of Harrah's Entertainment Inc., a Nevada corporation ("HEI"), hereby file this Statement on Schedule 13D. The foregoing persons and entities are sometimes collectively referred to herein as the "Reporting Persons". Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons acquired beneficial ownership of the Shares reported herein on June 17, 1997 pursuant to that certain Agreement and Plan of Merger and Amalgamation, dated as of May 13, 1997 (the "Amalgamation Agreement"), among the Company, SGI Holding Corporation Limited, a Bermuda exempted company ("SGIHC"), Interactive Entertainment Limited, a Bermuda exempted company ("IEL"), and HIIC, and pursuant to that certain Funding Agreement, dated May 13, 1997, among the Company, SGIHC, IEL and HIIC (the "Funding Agreement").

     (b)(c) HIIC is an Nevada Corporation whose principal business is that of investment in the interactive gaming and entertainment industry. All of the outstanding shares of common stock of HIIC are owned by HOC. All of the outstanding shares of common stock of HOC are owned by HEI. The principal business address (which also serves as the principal office) of each of HIIC, HOC and HEI is 1023 Cherry Road, Memphis, Tennessee 38117.

     Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of HIIC, HOC and HEI and their respective business addresses and principal occupations are listed below. There are currently no vacancies on the Board of Directors of HIIC, HOC and HEI.


HIIC


Directors              Address                     Occupation
---------              -------                     ----------
Colin V. Reed          1023 Cherry Road            Director
                       Memphis, TN  38117

Philip G. Satre        1023 Cherry Road            Director
                       Memphis, TN  38117


Executive Officers     Address                     Occupation
------------------     -------                     ----------
Philip G. Satre        1023 Cherry Road            President
                       Memphis, TN  38117

Colin V. Reed          1023 Cherry Road            Executive Vice President/
                       Memphis, TN  38117          Treasurer


CUSIP NO. G81772108                     13D                               Page 6



Executive Officers      Address                  Occupation
------------------      -------                  ----------
John M. Boushy          1023 Cherry Road         Senior Vice President
                        Memphis, TN 38117

John W. McConomy        1023 Cherry Road         Vice President/Secretary
                        Memphis, TN 38117


HOC

Directors               Address                  Occupation
---------               -------                  ----------

Philip G. Satre         1023 Cherry Road         Director
                        Memphis, TN 38117

Colin V. Reed           1023 Cherry Road         Director
                        Memphis, TN 38117


Executive Officers      Address                  Occupation
------------------      -------                  ----------

Philip G. Satre         1023 Cherry Road         Chairman of the Board,
                        Memphis, TN 38117        President and Chief
                                                 Executive Officer

Colin V. Reed           1023 Cherry Road         Executive Vice President and
                        Memphis, TN 38117        Chief Financial Officer

John M. Boushy          1023 Cherry Road         Senior Vice President
                        Memphis, TN 38117

Bradford W. Morgan      1023 Cherry Road         Senior Vice President
                        Memphis, TN 38117

Ben C. Petemell         1023 Cherry Road         Senior Vice President
                        Memphis, TN 38117

E. O. Robinson, Jr.     1023 Cherry Road         Senior Vice President
                        Memphis, TN 38117

Charles L. Atwood       1023 Cherry Road         Vice President and Treasurer
                        Memphis, TN 38117

Neil F. Barnhart        1023 Cherry Road         Vice President
                        Memphis, TN 38117

Jil A. Blumberg         1023 Cherry Road         Vice President
                        Memphis, TN 38117

Ralph J. Berry          1023 Cherry Road         Vice President
                        Memphis, TN 38117


CUSIP NO. G81772108                   13D                                 Page 7

Executive Officers       Address                        Occupation
------------------       -------                        ----------
Martin P. Boscaccy       1023 Cherry Road               Vice President
                         Memphis, TN  38117

Gary L. Burhop           1023 Cherry Road               Vice President
                         Memphis, TN  38117

David A. Hicks           1023 Cherry Road               Vice President
                         Memphis, TN  38117

Reginald A. Mallamo      1023 Cherry Road               Vice President
                         Memphis, TN  38117

J. W. McAllister         1023 Cherry Road               Vice President
                         Memphis, TN  38117

John W. McConomy         1023 Cherry Road               Vice President
                         Memphis, TN  38117

Michael K. Morgan        1023 Cherry Road               Vice President
                         Memphis, TN  38117

Thomas M. Morgan         1023 Cherry Road               Vice President
                         Memphis, TN  38117

Michael N. Regan         1023 Cherry Road               Vice President and Controller
                         Memphis, TN  38117

Andrew J. Revella        1023 Cherry Road               Vice President
                         Memphis, TN  38117

Bruce C. Rowe            1023 Cherry Road               Vice President
                         Memphis, TN  38117

Karen Von Der Bruegge    1023 Cherry Road               Vice President
                         Memphis, TN  38117

Dee A. Wallace           1023 Cherry Road               Vice President
                         Memphis, TN  38117

Rebecca W. Ballou        1023 Cherry Road               Secretary
                         Memphis, TN  38117

HEI

Directors                Address                        Occupation
---------                -------                        ----------
James L. Barksdale       501 East Middlefield Road      Director
                         Mountain View, CA  94043

Susan Clark-Johnson      955 Kuenzli                    Director
                         Reno, NV  89520

CUSIP NO. G81772108               13D                                    Page 8


Directors                 Address                                Occupation
---------                 -------                                ----------
James B. Farley           Villa D'Este                           Director
                          2665 North Ocean Blvd.
                          Delray Beach, FL  33483

Joe M. Henson             3625 Island Road                       Director
                          Palm Beach Gardens, FL 33410

Ralph Horn                165 Madison Avenue, Third Floor        Director
                          Memphis, TN  38103

R. Brad Martin            5810 Shelby Oaks Drive                 Director
                          Memphis, TN  38134

Walter J. Salmon          Harvard University                     Director
                          Soldiers Field
                          Boston, MA  02163

Philip G. Satre           1023 Cherry Road                       Director
                          Memphis, TN  38117

Boake A. Sells            3105 Topping Lane                      Director
                          Hunting Valley, OH  44022

Eddie N. Williams         1090 Vermont Ave., N.W.                Director
                          Suite 1100
                          Washington, D.C.  20005



Executive Officers        Address                                Occupation
------------------        -------                                ----------

Philip G. Satre           1023 Cherry Road                       Chairman of the Board,
                          Memphis, TN  38117                     President
                                                                 and Chief Executive Officer

Colin V. Reed             1023 Cherry Road                       Executive Vice President and
                          Memphis, TN  38117                     Chief Financial Officer

John M. Boushy            1023 Cherry Road                       Senior Vice President
                          Memphis, TN  38117

Bradford W. Morgan        1023 Cherry Road                       Senior Vice President
                          Memphis, TN  38117

Ben C. Peternell          1023 Cherry Road                       Senior Vice President
                          Memphis, TN  38117

E. O. Robinson, Jr.       1023 Cherry Road                       Senior Vice President
                          Memphis, TN  38117

Charles L. Atwood         1023 Cherry Road                       Vice President and Treasurer
                          Memphis, TN  38117

CUSIP NO. G81772108              13D                                PAGE 9

Executive Officers          Address                   Occupation
------------------          -------                   ----------

Neil F. Barnhart            1023 Cherry Road          Vice President
                            Memphis, TN  38117

Ralph J. Berry              1023 Cherry Road          Vice President
                            Memphis, TN  38117

Jil A. Blumberg             1023 Cherry Road          Vice President
                            Memphis, TN  38117

Martin P. Boscaccy          1023 Cherry Road          Vice President
                            Memphis, TN  38117

Gary L. Burhop              1023 Cherry Road          Vice President
                            Memphis, TN  38117

David A. Hicks              1023 Cherry Road          Vice President
                            Memphis, TN  38117

Reginald A. Mallamo         1023 Cherry Road          Vice President
                            Memphis, TN  38117

J. W. McAllister            1023 Cherry Road          Vice President
                            Memphis, TN  38117

John W. McConomy            1023 Cherry Road          Vice President
                            Memphis, TN  38117

Michael K. Morgan           1023 Cherry Road          Vice President
                            Memphis, TN  38117

Thomas M. Morgan            1023 Cherry Road          Vice President
                            Memphis, TN  38117

Michael N. Regan            1023 Cherry Road          Vice President and Controller
                            Memphis, TN  38117

Andrew J. Revella           1023 Cherry Road          Vice President
                            Memphis, TN  38117

Bruce C. Rowe               1023 Cherry Road          Vice President
                            Memphis, TN  38117

Karen Von Der Bruegge       1023 Cherry Road          Vice President
                            Memphis, TN  38117

Dee A. Wallace              1023 Cherry Road          Vice President
                            Memphis, TN  38117

Rebecca W. Ballou           1023 Cherry Road          Secretary
                            Memphis, TN  38117


CUSIP NO. G81772108                 13D                                  Page 10

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Except for Colin V. Reed, all of the persons identified in this
Item 2 are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          5,879,040 of the Shares reported herein were received by HIIC in exchange for its shares of IEL pursuant to the Amalgamation Agreement. 1,007,875 of the Shares reported herein were received by HIIC in conversion of $1,007,875 of debt (including accrued interest) owed by IEL to HIIC, pursuant to the Funding Agreement. The source of the funds used to purchase the shares of IEL and the source of the funds used to make the loan of $1,000,000 pursuant to the Funding Agreement consisted solely of working capital of HIIC.


Item 4.   Purpose of Transaction.

          The Shares to which this statement relates have been acquired for investment purposes. It is Harrah's Interactive Investment Company's intent to evaluate its investment in the Company and to increase or decrease its shareholdings as circumstances require.

          Pursuant to the Amalgamation Agreement, IEL amalgamated with and into SGIHC and immediately thereafter SGIHC amalgamated with and into Sky Games. Subsequent to the amalgamations, the Company changed its name to "Interactive Entertainment Limited." Pursuant to the Amalgamation Agreement, the issued and outstanding shares of common stock of IEL held by HIIC were converted into 5,879,040 shares of Common Stock. In the event that the Class A Preference Shares of Sky Games to be issued to B/E Aerospace, Inc. are converted, in whole or in part into Common Stock, the number of shares of Common Stock issued to HIIC in connection with the Amalgamation Agreement will be increased to adjust for any such issuance. Upon consummation of the amalgamation of IEL with and into SGIHC, the $1,007,875 outstanding under the Funding Agreement, and related agreements, were automatically converted into 1,007,875 shares of Common Stock. Had the outstanding amount under the Funding Agreement been less than $1,000,000, HIIC would have had the option to purchase, within 90 days of the amalgamation of IEL with and into SGIHC, the balance of 1,000,000 shares at $1.00 per share. Under the Funding Agreement, the Company may require HIIC to purchase up to 650,000 shares of Common Stock at $1.00 per share. However, the Company has indicated on June 26 that it intends to exercise its right to have HIIC purchase the additional 650,000 shares of Common Stock at $1.00 per share.

          In order to consummate the amalgamations, the bye-laws of the Company were amended at the Special General Meeting of the shareholders of the Company, held on June 16, 1997. The rights of the HIIC under the amended bye-laws of the Company vary depending on their aggregate ownership of voting shares on a Fully-Diluted Basis (as such term is defined in the amended bye-laws of the Company).

          The bye-laws of the Company were amended to provide board representation rights, which apply to HIIC in accordance with specified percentages of equity ownership by HIIC. These board representation amendments provide that: (i) at any time at which HIIC, and/or an affiliate thereof, (the "HIIC Entities") own 10% or more of the voting shares of Sky Games on a Fully-Diluted Basis, the HIIC Entities shall be entitled to appoint a percentage

CUSIP NO. G81772108                   13D                                Page 11

of directors (rounded up to the nearest 10%) which bears the same proportion to the size of the entire board as the number of voting shares held by the HIIC Entities bears to the total number of voting shares of the Company on a Fully-Diluted Basis (such directors hereinafter referred to as the "HIIC Appointees"), and the HIIC Entities would be entitled to proportionate representation on the Executive, Compensation and Audit Committees of the Board; (ii) at any time at which the HIIC Entities own 5% or more, but less than 10%, of the voting shares of the Company on a Fully-Diluted Basis, the HIIC Entities would be entitled to appoint one director to the board and one member of the Executive, Compensation and Audit Committees of the board; (iii) the Company may in a general meeting authorize the board to fill any vacancy on the board, other than a vacancy in the office of an HIIC Appointee; (iv) the size of the board shall be fixed at 10 members until the HIIC Entities' ownership interest falls below 5% of the voting shares of the Company on a Fully-Diluted Basis; (v) at such time as the HIIC Entities own less than 5% of the voting shares of the Company on a Fully-Diluted Basis the board shall consist of not less than 3 directors; (vi) at least 2 of the directors sitting on the board, other than the HIIC Appointees, shall be outside directors; and (vii) the Compensation Committee will be comprised of non-management directors.

     The amendments also caused the bye-laws to provide that at any time that the HIIC Entities own 20% or more of the voting shares of the Company on a Fully-Diluted Basis, any of the following actions would require the approval of a majority of the HIIC Appointees as part of the necessary majority of the board of directors and the HIIC Entities' consent, as part of the necessary shareholder approval: (i) the amalgamation, merger or consolidation of the Company; and (ii) any amendment to the bye-laws of the Company which would have a material adverse effect on HIIC Entities' rights under the bye-laws including their right to board or committee representation or board or shareholder approval rights.

     The bye-laws of the Company were also amended to provide for certain approval rights to the HIIC Entities as a shareholder of Company. Under the amended bye-laws, at any time that the HIIC Entities own 20% or more of the voting shares of the Company on a Fully-Diluted Basis, any of the following actions would require the HIIC Entities' consent, as part of the necessary shareholder approval: (i) the dissolution or winding up of the Company; and (ii) the appointment of the Company's independent auditors.

     The bye-laws were further amended to provide that the Company is required to redeem, for cash at fair market value, the shares of any holder of the shares of capital stock of the Company (1) who, either individually or when taken together with any other holders of shares of the Company, is or would reasonably be expected to be determined by any gaming regulatory agency to be unsuitable, or has or would reasonably be expected to have an application for a gaming license or permit or other necessary regulatory approval rejected, or has or would reasonably be expected to have a previously issued gaming license or permit or other necessary regulatory approval rescinded, suspended, revoked, not renewed or not reinstated, as the case may be, whether or not any of the foregoing is or would reasonably be expected to be final and nonappealable, or
(2) whose holding of shares, either individually or taken together with the holdings of others, could reasonably be expected to cause the Company (or any other company engaged in the gaming business in any jurisdiction if such holder of shares were a shareholder of that company) to be denied a license, permit or other necessary regulatory approval to engage in any aspect of the gaming business or the serving or sale of alcoholic beverages in connection with the operation of a gaming business (a "Disqualified Holder"). A Disqualified Holder's shares shall (i) be required to be redeemed whenever the HIIC Entities own 10% or more of the voting shares on a Fully-Diluted Basis and (ii) be subject to redemption by action of the board whenever the HIIC Entities own less than 10% of the voting shares on a Fully-Diluted Basis. Additionally, the bye-laws were amended to provide for the automatic disqualification of any director or officer of the Company who would be a Disqualified Holder if he were to own shares of the Company.

     The Company has negotiated with B/E Aerospace, Inc. to convert its indebtedness in the amount approximate of U.S. $2.6 million (including accrued and unpaid interest) into approximately 2,600 Class A Preference Shares. In order to consummate this transaction and issue the Class A preference shares, the bye-Laws of the Company were amended at the Special Annual Meeting to permit the board to designate the rights attaching to the Class A Preference Shares.

CUSIP NO. G81772108                  13D                                Page 12

     In order to simplify the procedures for amending the bye-laws of Company, the bye-laws were amended to permit amendment to the amended bye-laws by a vote of a simple majority of the votes cast at a general meeting of the shareholders of Sky Games except for those provisions of the amended bye-laws setting forth the board or shareholder approval rights of the HIIC Entities. In order to effect certain agreements in connection with the cancellation of the 3,525,0000 shares of Common Stock held in escrow pursuant to an escrow agreement, dated May 27, 1992, among Montreal Trust Company of Canada, the Company (f/k/a Creator Capital Inc.) and certain shareholders of the Company, the bye-laws were amended to permit shareholders of the Company to issue an irrevocable proxy with respect to their holdings of Common Stock. Finally, in order to improve the bye-laws of the Company, the bye-laws were amended to correct certain technical errors contained therein.

     Pursuant to the Amalgamation Agreement, HIIC and the Company have entered into additional agreements affecting control of the Company. As a condition to the consummation of the amalgamation of IEL and SGIHC, the parties to the Amalgamation Agreement entered into a Shareholder Rights Agreement (the "Shareholder Rights Agreement"). Pursuant to the Shareholder Rights Agreement, the Company has agreed that for so long as the HIIC Entities own 20% or more of the outstanding voting shares on a Fully-Diluted Basis, any of the following actions by the Company require the approval of the majority of the board of directors of the Company and HIIC Appointees: (i) the sale of all or any material portion of the assets of the Company together with its subsidiaries;
(ii) the incurrence, renewal, prepayment or amendment of the terms of indebtedness the Amalgamated Company together with its subsidiaries in excess of $5 million in any one fiscal year; (iii) the Company or any of its subsidiaries entering into any material joint venture or partnership arrangement outside of its previously approved scope of business; (iv) any material acquisition of assets by the Company or any of its subsidiaries, including by lease or otherwise (other than by merger, consolidation or amalgamation) other than pursuant to a previously approved budget or plan, or the acquisition by the Company or any of its subsidiaries of the stock of another entity, in each case involving an acquisition valued at $5 million or more; (v) any material change in the nature of the business conducted by the Company or any of its subsidiaries; (vi) any material amendments to the Management Incentive Plan approved by the Company at the December 6, 1996 meeting of the board of directors (the "MIP") for 12 months following the amalgamation of IEL and SGIHC;
(vii) any material changes in accounting policies; (viii) the adoption of any stock option plans for greater than 5% of the then outstanding Common Stock on a Fully-Diluted Basis, other than the MIP, in any one fiscal year; and (ix) the creation or adoption of any shareholder rights plan. Also pursuant to such agreement, for so long as the HIIC Entities own 10% or more of the outstanding voting shares on a Fully-Diluted Basis, as to (x) any change in or conduct of the Company's or any of its subsidiaries' business or proposed business (including, but not limited to, the terms of repurchase or redemption of any debt from any holder thereof if such holder would be a Disqualified Holder if such person held shares of the Company) that would constitute or result in, or
(y) any action or inaction of or by the Company or any of its subsidiaries' which the HIIC Entities determine in their reasonable business judgment would result in, in the case of either (x) or (y), any actual or threatened disciplinary action or any actual or threatened regulatory sanctions with respect to or affecting the loss of, or the inability to obtain or failure to secure the reinstatement of, any registration, certification, license or other regulatory approval held by the HIIC Entities in any jurisdiction in which the HIIC Entities are actively conducting business or as to which any of them has received final approval or authorization to proceed, even on a preliminary basis, from its respective board of directors (or any appropriate committee established by such board of directors) of plans to conduct business (each such change, conduct, action or inaction a "Disqualifying Action"); provided, the reasonable business judgment to be exercised by the HIIC Entities in determining whether a Disqualifying Action has occurred or would result need not involve any consideration of the effect of the Disqualifying Action on the Company alone or together with its subsidiaries because the purpose of the protections afforded by the determination of a Disqualifying Action is for the benefit of the separate businesses and investments of the HIIC Entities.

     Additionally, as a condition to the consummation of the amalgamation of IEL and SGIHC, HIIC and the Company have entered into a Registration and Preemptive Rights Agreement (the "Registration and Preemptive Rights Agreement"). Under such agreement, the HIIC Entities have two demand registration rights to cause the Company to register the Common Stock owned by the HIIC Entities, provided, that prior to June 30, 1998, no such demand registration could be brought for a number of shares in excess of one million shares unless the Company receives the

CUSIP NO. G81772108                  13D                                 Page 13

opinion of its investment banker that the trading price of the Common Stock would not fall by more than 25% for more than 15 consecutive trading days as a result of such sale, in which case a demand could be brought with respect to up to such number of shares of Common Stock as would not cause the market price to fall below such level. Each such offering shall be underwritten on a firm commitment basis by an underwriter chosen by the Company. The Company would also agree pursuant to such agreement that until the earlier of when the HIIC Entities own less than 5% of the outstanding voting shares of the Company on a Fully-Diluted Basis, the HIIC Entities have customary piggy-back rights to include their shares of Common Stock in registered offerings by the Company. The HIIC Entities bear the costs of their legal counsel and any underwriting discounts, commissions or allowances in connection with all sales pursuant to the foregoing, and the Company bears all other fees and expenses of such registrations. The HIIC Entities have the right to purchase securities offered by the Company for as long as the HIIC Entities own 20% or more of the outstanding Common Stock on a Fully-Diluted Basis at the same price and terms such securities are otherwise being offered which would include the certain outstanding convertible debentures and shares issuable upon conversion of such debentures. The HIIC Entities would also have the right for as long as the HIIC Entities own 20% or more of the outstanding voting shares on a Fully-Diluted Basis to participate on a proportionate basis in any non-pro rata stock repurchases or redemptions conducted by the Company. At any time that the HIIC Entities own less than 10% of the outstanding voting shares, on a Fully-Diluted Basis, the Company has the right to cause the HIIC Entities to sell their voting shares pursuant to a registered sale and the HIIC Entities have the right to cause the Company to file a registration statement to sell their voting shares in the event (a) of any change in or conduct of the business or proposed business of the Company or any of its subsidiaries or any other action or inaction of the Company or any of its subsidiaries which would constitute a Disqualifying Action or (b) the Company does not redeem a Disqualified Holder pursuant to the amended bye-laws, in each case at the Company's expense without being subject to the limitations on demand rights set forth above. Upon any conversion of any Class A Preference Shares issued to B/E Aerospace as part of the conversion of the approximately $2.6 million debt owed by the Company to B/E Aerospace, Inc., the Company shall issue to HIIC a number of shares of Common Stock at no charge to HIIC such that such number of shares plus 6,886,915 constitutes the same percentage of the outstanding Common Stock on a Fully-Diluted Basis as bears constituted of the outstanding Common Stock on a Fully-Diluted Basis prior to such issuance.

          Except as described herein, the Reporting Persons have no plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interests in Securities of the Issuer.

          Based on information provided by the Company to HIIC and HOC, as of June 12, 1997, 21,358,445 shares of Common Stock were outstanding.

          (a) HIIC beneficially owns 6,886,915 shares of Common Stock, which constitutes approximately 32.23% of the Shares outstanding as of the date of the distribution of such Shares. HOC, as the sole holder of the common stock of HIIC, and HEI, as the sole holder of the common stock of HOC, may be deemed to beneficially own all of such 6,886,915 shares of Common Stock.

          (b) HIIC has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of all of the 6,886,915 shares of Common Stock reported herein. HOC, as the sole holder of common stock of HIIC, and HEI, as the sole holder of the common stock of HOC, may be deemed to share voting and dispositive power with respect to all of such shares of Common Stock.

          (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

CUSIP NO. G81772108                  13D                                 Page 14

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as set forth in Item 4 above, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of fits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be filed as Exhibits.

Exhibit A.     Agreement pursuant to Rule 13d-1(f)(1)(iii)

Exhibit 1      Amalgamation Agreement

Exhibit 2      Shareholder Rights Agreement

Exhibit 3      Registration and Preemptive Rights Agreement

Exhibit 4      Funding Agreement

Exhibit 5      Warrant Agreement

Exhibit 6      Convertible Preferred Promissory Note

Exhibit 7      Security Agreement

Exhibit 8      Guaranty

Exhibit 9      Pledge and Security Agreement

CUSIP NO. G81772108                   13D                                Page 15

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 1997

                                  HARRAH'S INTERACTIVE INVESTMENT COMPANY


                                  By: /s/ John M. Boushy
                                      ----------------------------
                                  Name:   John M. Boushy
                                  Title:  Senior Vice President


                                  HARRAH'S OPERATING COMPANY, INC.


                                  By: /s/ John M. Boushy
                                      ----------------------------
                                  Name:   John M. Boushy
                                  Title:  Senior Vice President


                                  HARRAH'S ENTERTAINMENT, INC.


                                  By: /s/ John M. Boushy
                                      ---------------------------
                                  Name:   John M. Boushy
                                  Title:  Senior Vice President

CUSIP NO. G81772108                  13D                                Page 16

                                 EXHIBIT INDEX

Exhibit No.         Document Description                                Page No.

Exhibit A.          Agreement pursuant to Rule 13d-1(f)(1)(iii)

Exhibit 1           Amalgamation Agreement

Exhibit 2           Shareholder Rights Agreement

Exhibit 3           Registration and Preemptive Rights Agreement

Exhibit 4           Funding Agreement

Exhibit 5           Warrant Agreement

Exhibit 6           Convertible Secured Promissory Note

Exhibit 7           Security Agreement

Exhibit 8           Guaranty

Exhibit 9           Pledge and Security Agreement